22006633

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| SEC FILE NUMBER |
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| 8-68263 |

SEC Mail Processing

FEB 22 2022

Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BDT & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 North Michigan Ave., Suite 3100
(No. and Street)

| Chicago | IL | 60611 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael E. Burns | 312-660-7308 | mburns@bdtcap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

| 111 South Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Michael E. Burns, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDT & Company, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN M. CRAVEN
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jun 30, 2023

Signature: [signature]

Title: Chief Financial Officer

Notary Public [signature]

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Deloitte.

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of BDT & Company, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of BDT & Company, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 18, 2022

We have served as the Company's auditor since 2009.

## BDT & COMPANY, LLC

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2021**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 21,376,969 |
| Advisory fees and expense reimbursement receivables | | 9,864,673 |
| Deposits and other receivables | | 356,676 |
| TOTAL ASSETS | $ | 31,598,318 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES | | |
| Payable to BDT Capital Partners, LLC | $ | 2,970,665 |
| Deferred advisory revenues | | 1,298,337 |
| Accrued liabilities | | 4,034,831 |
| SIPC fee accrual | | 309,759 |
| Total Liabilities | | 8,613,592 |
| MEMBER'S EQUITY | | 22,984,726 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 31,598,318 |

See notes to the statement of financial condition.

## 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

**Organization** — BDT & Company, LLC (the "Company") is a wholly owned subsidiary of BDT & Company Holdings, LP (the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

**Nature of Operations** — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, family offices, governance, creation of family and management legacies, philanthropic initiatives, and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

**Use of Estimates** — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

**Deferred Advisory Revenues** — Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

**Cash and Cash Equivalents** — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2021, the balance reflected on the statement of financial condition represented cash held at three major United States banking institutions.

**Income Taxes** — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to the Member for inclusion in the Member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

## 2. RELATED PARTY TRANSACTIONS

The Company and BDT Capital Partners, LLC ("BDTCP"), an affiliated entity, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDTCP provides personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDTCP. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data, telecommunications, insurance, training and other costs are prorated based on the time allocated to the respective personnel.

Further, as an administrative function, BDTCP pays various expenses on behalf of the Company (primarily legal costs, professional fees, certain regulatory fees and travel expenses to be reimbursed by advisory clients) for which BDTCP submits these expenses for reimbursement from the Company on a periodic basis. The expenses paid on behalf of the Company are recorded as a payable to BDTCP on the balance sheet and shared services and support fees in the statement of operations.

The payable to BDTCP of $2,970,665 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2021 as well as billable advisory expenses paid by BDTCP on behalf of the Company.

## 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains bank accounts with balances that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large well capitalized banks. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2021 is limited to the amounts reflected on the statement of financial condition.

## 4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2021, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2021, the Company had net capital, as defined, of $12,763,377, which

was $12,189,138 in excess of its required net capital of $574,239. The Company's percentage of aggregate indebtedness to net capital was 67.49% at December 31, 2021.

## 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure.

* * * * * *